Exhibit 99.1

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-March 2007
Strong sales and net income but margin dip
in Broadband Services

•	Net sales increased 3.4 percent to SEK 22,724 million (21,979). In local currencies net sales rose 5.0 percent.
•	EBITDA, excluding non-recurring items, totaled SEK 7,583 million (7,816) and the margin was 33.4 percent (35.6).
•	Operating income, excluding non-recurring items, was SEK 6,191 million (6,129).
•	Net income attributable to shareholders of the parent company increased to SEK 3,976 million (3,692) and earnings per share in-creased to SEK 0.89 (0.82).
•	Free cash flow decreased to SEK 2,529 million (4,843).
•	100 million subscriptions reached during the quarter with 0.6 mil-lion new subscriptions in the majority-owned operations and 3.3 million in the associated companies.

Financial Highlights

SEK in millions, except per share data and return	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	22,724	21,979	91,060
EBITDA1) excl. non-recurring items2)	7,583	7,816	32,266
Operating income	6,061	5,441	25,489
Operating income excl. non-recurring items	6,191	6,129	26,751
Net income	4,582	4,274	19,283
of which attributable to shareholders of the parent company	3,976	3,692	16,987
Earnings per share (SEK)	0.89	0.82	3.78
Return on equity (%)	16.3	10.4	17.2
Free cash flow	2,529	4,843	16,596
1) Please refer to page 12 for definitions.
2) Non-recurring items; see table on page 17.

Comments from Anders Igel, President and CEO

“I am satisfied with the top-line growth and the bottom line but I am concerned about the margin within Broadband Services. Therefore further efficiency measures are needed in addition to the ongoing programs to continue addressing the migration from traditional services.”

“I am particularly happy with the usage increase in mobility and that our market initiatives in broadband are having an effect.”

“We are clearly creating value in Eurasia, particularly in Russia.”

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Outlook

Group net sales are expected to continue to grow, reaching the target of approximately SEK 100 billion during 2008 with maintained good profitability.

The efficiency measures to be implemented during the rest of 2007 from the ongoing programs in Sweden and Finland are estimated to give an annual gross savings effect of approximately SEK 2.3 billion as of 2008. The restructuring cost for the rest of 2007 is estimated at about SEK 1.5 billion to be reported as non-recurring items.

Net income for 2007 is estimated to be somewhat higher than in 2006, excluding the positive one-off items of approximately SEK 1.7 billion in 2006.

CAPEX-to-sales ratio in 2007 is expected to grow due to increased investments in broadband and mobile capacity.

Review of the Group, First Quarter 2007

Net sales increased 3.4 percent to SEK 22,724 million (21,979). The net effect of acquisitions and divestitures affected sales positively by 2.0 percent and the negative net effect from exchange rate changes was 1.6 percent. Organic growth was 3.0 percent.

In Mobility Services, net sales grew 4.2 percent to SEK 10,391 million (9,971). The sales increase is mainly due to a higher number of subscriptions and increased usage and, in Finland, higher prices. Other markets are still characterized by price declines. Net sales growth in absolute terms was strongest in Finland and Sweden. Also the successful launch of Yoigo in Spain contributed positively to net sales.

In Broadband Services, net sales remained stable at SEK 10,195 million (10,206). An increase in broadband sales did not fully compensate for a decrease in sales of fixed voice services. Net sales were positively affected by the acquisition of NextGenTel in Norway.

In Integrated Enterprise Services, net sales remained stable at SEK 3,259 million (3,250).

Eurasia showed continued strong growth, with an increase in net sales of 18 percent in local currencies.

The number of subscriptions rose 19 percent and reached 100 million in TeliaSonera’s majority-owned operations and associated companies. In the majority-owned operations the number of subscriptions increased to 31 million at the end of the quarter and to 69 million in the associated companies.

EBITDA, excluding non-recurring items, decreased to SEK 7,583 million (7,816) despite higher net sales and the margin was 33.4 percent (35.6). The decrease in EBITDA and margin was due to lower fixed voice sales, not compensated by sufficient efficiency measures, investments in future

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm growth, including Spain, and increased costs for storm and other weather-related damages. The decrease was partly offset by good development within Mobility Services and Eurasia and by a reversal of about SEK 200 million of provisions related to historical interconnect fees in Sweden.

Operating income, excluding non-recurring items, increased to SEK 6,191 million (6,129) as the increased income from associated companies more than compensated for the decrease in EBITDA. Income from associated companies increased 38 percent including a capital gain of approximately SEK 100 million from a divestment in Russia.

Non-recurring items affecting operating income totaled SEK -130 million (-688). The decline was mainly due to a lower level of cost-efficiency activities. (See pages 3, 4, 6, 8 and 10 for details on cost-efficiency effects.)

Financial items totaled SEK -129 million (101). The comparative quarter was positively affected by capital gains of SEK 191 million.

Income taxes amounted to SEK -1,350 million (-1,268). The effective tax rate was 22.8 percent (22.9).

Net income attributable to shareholders of the parent company increased to SEK 3,976 million (3,692) and earnings per share to SEK 0.89 (0.82) due to higher income from associated companies and lower negative non-recurring items.

CAPEX increased to SEK 2,337 million (2,039) and the CAPEX-to-sales ratio was 10.3 percent (9.3).

Free cash flow decreased to SEK 2,529 million (4,843) as a result of higher paid taxes, higher negative changes in working capital, increased CAPEX and lower EBITDA.

Net debt decreased during the first quarter to SEK 12,899 million (14,957). The proposed ordinary and extraordinary dividends to shareholders will total SEK 28,290 million to be paid during the second quarter.

The equity/assets ratio decreased during the quarter to 48.9 percent (49.9).

Ongoing cost efficiency programs in Sweden and Finland
expected to reach the set target for annual gross savings of SEK 7-8 billion

Sweden
•
As of the second quarter 2007, the restructuring measures implemented to date are estimated to give an annual gross savings effect of approximately SEK 2.8 billion compared to the cost level of 2004. During the first quarter, the savings effect was about SEK 700 million (450), of which a large portion was related to the business area Broadband Services.

•
The restructuring measures to be implemented in Sweden during the rest of 2007 are estimated to give an annual gross savings effect of approximately SEK 1.4 billion as of 2008. In total, the restructuring program is expected to reduce annual gross costs by SEK 4.2 billion as of 2008, compared to the cost level of 2004.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Finland
•
As of the second quarter 2007, the turnaround measures implemented to date are expected to yield annual cost savings of approximately SEK 1.1 billion, compared to the cost level of 2005. During the first quarter, the savings effect was about SEK 280 million (100), of which more than half affected the business area Mobility Services.

•
The turnaround measures to be implemented in Finland during the rest of 2007 are estimated to give an annual gross savings effect of approximately SEK 0.9 billion as of 2008, amounting to a total annual gross savings effect of SEK 2 billion compared to the cost level of 2005.

The responsibilities for the ongoing restructuring program in Sweden and the turnaround program in Finland are divided between the new business areas as of January 1, 2007.

The efficiency improvement decision progress slowed down in the last quarters and is now being accelerated. The efficiency measures to be implemented during the rest of 2007 from the ongoing programs in Sweden and Finland are estimated to give annual gross savings of approximately SEK 2.3 billion with full effect as of 2008. In total, the efficiency programs are expected to reduce annual gross costs by approximately SEK 7.2 billion as of 2008, compared to the set target of SEK 7-8 billion. The restructuring cost for the rest of 2007 is estimated at about SEK 1.5 billion to be reported as non-recurring items.

Due to the necessary profound reengineering, mainly in the Swedish and Finnish legacy businesses, further efficiency measures in addition to the ongoing programs will be taken.

Acquisitions
•	The acquisition of Cygate was finalized in January 2007 and consolidated as of February 2007. The acquisition underlines TeliaSonera’s strategy to strengthen its position within managed services.

Significant events after the period
•
TeliaSonera-owned Cygate acquired Dimension Data Sverige AB, a Swedish subsidiary of the global systems integrator Dimension Data Holdings plc, on April 12, 2007. The acquisition strengthens TeliaSonera’s market position within managed services. The acquisition is pending competition authority approval in Sweden.

•
The transaction to acquire debitel Danmark A/S was closed on April 11, 2007. The transaction also includes debitel’s 50 percent share in DLG-debitel I/S, operating under the brand DLG Tele. The transaction strengthens TeliaSonera’s position as number two in the Danish mobile market.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Good development of sales and profitability
in Mobility Services

The business area Mobility Services is responsible for personal mobility services for the consumer and enterprise mass markets. Products and services in focus include mobile voice & data, mobile content, WLAN Hotspots, mobile over broadband, mobile/PC convergence and Wireless Office. The operations comprise the mobile operations in Sweden, Finland, Norway, Denmark, Lithuania, Latvia, Estonia and Spain.

•
The mobile market continued growing in terms of voice and data traffic as well as subscriptions. In addition to continued strong competition, regulatory actions, mainly in the areas of interconnect and roaming, put pressure on net sales and margins. In Finland and Lithuania, price levels stabilized. Demand for 3G and data services showed increasing growth because of lower handset prices, more transparent pricing and extended functionalities. Several mobile operators are upgrading their 3G networks with HSDPA functionality to further improve the end-user experience. TeliaSonera’s market share was stable in most markets.

SEK in millions, except margins and operational data	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	10,391	9,971	41,949
EBITDA excl. non-recurring items	3,507	3,260	13,844
Margin (%)	33.8	32.7	33.0
Operating income	2,412	1,900	9,096
Operating income excl. non-recurring items	2,440	2,158	9,610
CAPEX	764	582	3,252
MoU	179	173	182
ARPU, blended (SEK)	224	226	233
Churn, blended (%)	26	25	26
Number of subscriptions, end of period (thousands)	13,513	13,127	13,434

Additional segment information available at www.teliasonera.com/ir

•
Net sales increased 4.2 percent to SEK 10,391 million. Sales rose in all markets in local currencies. The rise measured in local currencies was 5.8 percent, driven by subscription growth and increased usage but capped by lower prices in most of the markets. Sales growth in absolute terms was strongest in Finland and Sweden, driven in particular by higher prices in Finland and increased usage in Sweden. The successful launch of Yoigo in Spain contributed SEK 76 million.

•
Interconnect fees that TeliaSonera receives from other operators declined in May 2006 in Denmark (from DKK 0.96 to DKK 0.84), in July 2006 both in Norway (from NOK 1.01 to NOK 0.91) and Sweden (from SEK 0.73 to SEK 0.64), and in January 2007 in Finland (from EUR 0.068 to EUR 0.066). All these changes lowered sales by less than SEK 200 million.

•
The number of subscriptions increased by 386,000 to 13,513,000. Subscription growth in the Baltic countries was 238,000. In Finland, the subscription base decreased by 163,000 mainly due to a decision to focus on profitable customers. Compared to the previous quarter, TeliaSonera’s total subscription base increased by 79,000. In Spain, the number of subscriptions increased by 77,000 during the quarter to 101,000.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•	Blended churn was 26 percent (25).

•
EBITDA, excluding non-recurring items, increased 7.6 percent to SEK 3,507 million and the margin increased in all Nordic markets supported by healthy sales growth. In Sweden, EBITDA was positively affected by a SEK 140 million reversal of a provision related to historical interconnect pricing. The significant improvement in Finland is due to turn-around measures, lower sales and marketing costs and a positive effect of SEK 80 million from new interconnect agreements. The net effect on EBITDA from changes in the interconnect fees of TeliaSonera and other operators in Sweden, Finland, Norway and Denmark was negative and less than SEK 50 million. The margin rose despite start-up costs in Spain, continued price pressure in Sweden, increased costs for sales and marketing in Latvia and Estonia and higher personnel expenses in the Baltic countries as a result of general wage increases.

•	CAPEX rose 31 percent to SEK 764 million mainly due to start-up investments in Spain and 3G investments in Lithuania.

Reallocated annual gross savings targets for the ongoing cost efficiency programs in Sweden and Finland
•	The restructuring measures to be implemented in Mobility Services in Sweden during the rest of 2007 are estimated to give an annual gross savings effect of approximately SEK 300 million as of 2008.

•	The turnaround measures to be implemented in Mobility Services in Finland during the rest of 2007 are estimated to give an annual gross savings effect of approximately SEK 100 million as of 2008.

SEK in millions, except margins	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	10,391	9,971	41,949
of which Sweden	2,979	2,872	12,029
of which Finland	2,334	2,238	9,517
of which Norway	2,125	2,122	8,910
of which Denmark	1,315	1,324	5,191
of which Lithuania	576	560	2,412
of which Latvia	624	559	2,495
of which Estonia	507	451	2,071
of which Spain	76	-	5
EBITDA excl. non-recurring items	3,507	3,260	13,844
Margin (%), total	33.8	32.7	33.0
Margin (%), Sweden	42.7	38.3	37.3
Margin (%), Finland	34.7	21.8	25.9
Margin (%), Norway	37.4	36.6	37.4
Margin (%), Denmark	17.5	16.8	18.6
Margin (%), Lithuania	42.0	35.4	40.2
Margin (%), Latvia	45.5	52.8	47.5
Margin (%), Estonia	37.7	40.1	37.7
Margin (%), Spain	neg	-	neg

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Growth initiatives and fixed voice migration
affecting margins in Broadband Services

The business area Broadband Services is responsible for mass-market services for connecting homes and offices and for home communications. Products and services in focus include broadband over copper, fiber and cable, IP TV, voice over Internet, home communications services, IP-VPN/Business Internet, leased lines and traditional telephony. The business area operates the group common core network, including the data network of the international carrier business. The business area comprises operations in Sweden, Finland, Norway, Denmark, Lithuania, Latvia (49 percent), Estonia and international carrier operations.

•
The underlying trends continued in all markets, with strong demand for broadband services and migration from fixed voice. Broadband prices remained fairly stable as focus continued on offering more bandwidth at the same prices.

•
In Sweden, TeliaSonera is successfully focusing its initiatives on building its IP TV customer base to further strengthen its market position within broadband. In all other markets the strong positions were maintained.

SEK in millions, except margins and operational data	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	10,195	10,206	40,880
EBITDA excl. non-recurring items	2,939	3,436	13,629
Margin (%)	28.8	33.7	33.3
Operating income	1,575	1,835	7,435
Operating income excl. non-recurring items	1,651	2,160	8,295
CAPEX	1,023	882	4,605
Broadband ARPU (SEK)	270	284	286
Number of subscriptions, end of period (thousands)
Broadband	2,088	1,535	1,990
Fixed voice	6,393	6,903	6,497
Associated company, total	724	697	720

Additional segment information available at www.teliasonera.com/ir

•
Net sales remained stable at SEK 10,195 million as strong growth in broadband sales and the acquisition of NextGenTel compensated for lower fixed voice sales. Decreased sales to corporate customers through Integrated Enterprise Services, as a result of price erosion and migration from traditional data solutions to IP-based solutions, and lower interconnect to Mobility Services, especially in Sweden and Finland, impacted net sales negatively. In local currencies, net sales increased 0.4 percent.

•
The number of subscriptions within broadband rose by 553,000 and ARPU decreased 4.9 percent to SEK 270. The decline in fixed voice continued and the number of subscriptions decreased by 510,000. During the quarter, the successful focus on IP TV in Sweden increased the IP TV subscriptions to about 80,000. The number of broadband subscriptions rose by 98,000, while the subscription base for fixed voice declined by 104,000 compared to the previous quarter.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
EBITDA, excluding non-recurring items, decreased to SEK 2,939 million. The largest impact was in Sweden where the decrease in EBITDA and margin was due to lower fixed voice sales, not compensated by sufficient efficiency measures, investments of about SEK 100 million in IP TV and increased costs of SEK 130 million for storm and other weather-related damages. In Finland, the margin was weak primarily due to increased sales of low margin products and because the turnaround program has not yet been finalized. EBITDA was positively affected by a SEK 60 million reversal of a provision related to historical interconnect pricing in Sweden.

•	CAPEX rose 16 percent to SEK 1,023 million mainly due to increased investments in broadband, particularly in Sweden and Lithuania, and in common infrastructure, including the core network.

SEK in millions, except margins	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	10,195	10,206	40,880
of which Sweden	4,675	4,948	19,516
of which Finland	1,542	1,544	6,207
of which Norway	213	-	506
of which Denmark	463	463	1,847
of which Lithuania	490	495	1,960
of which Estonia	441	380	1,576
of which Wholesale	2,509	2,552	10,011
EBITDA excl. non-recurring items	2,939	3,436	13,629
Margin (%), total	28.8	33.7	33.3
Margin (%), Sweden	30.6	39.6	39.3
Margin (%), Finland	20.1	23.5	26.5
Margin (%), Norway	20.7	-	19.6
Margin (%), Denmark	14.3	17.5	17.8
Margin (%), Lithuania	46.3	51.3	47.2
Margin (%), Estonia	22.0*)	34.2	32.8
Margin (%), Wholesale	30.4	25.5	24.4

*) The margin for 2007 in Estonia was negatively impacted by a reclassification of leases related to 2006. Excluding this adjustment, the margin was 30.0 percent in Q1 2007.

Reallocated annual gross savings targets for the ongoing cost efficiency programs in Sweden and Finland
•	The restructuring measures to be implemented in Broadband Services in Sweden during the rest of 2007 are estimated to give an annual gross savings effect of about SEK 900 million as of 2008.

•	The turnaround measures to be implemented in Broadband Services in Finland during the rest of 2007 are estimated to give an annual gross savings effect of about SEK 650 million as of 2008.

Additional efficiency measures required, mainly in Sweden and Finland
•
Achieving growth with maintained good profitability requires a profound reengineering, mainly in the Swedish and Finnish legacy businesses. The ongoing restructuring programs will not be sufficient to offset the fixed voice decline and further efficiency measures in addition to the ongoing programs will be taken. New ways of working are required to meet market needs and to create room for investments in future growth. The new organization, with its stronger focus and lower complexity, is better geared to deal with this.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Laying the foundation for future growth
in Integrated Enterprise Services

The business area Integrated Enterprise Services is responsible for the Nordic and Baltic business where TeliaSonera is engaged in managing the internal IT and telecom infrastructure of the enterprises. The business area is responsible for the enterprises’ total telecommunications needs. Customer offerings include networked IT services, voice & data solutions, systems integration and converging services as well as highly standardized solutions for the SME segment. Example of services are management of LAN, servers, work stations, IP PABXs and call centers, mobility and security solutions and horizontal standard applications, e.g. e-mail services. The business area offers end-to-end management solutions with service guarantees.

•	To strengthen TeliaSonera’s operations in Sweden and Finland within managed services Cygate, a systems integrator, was acquired. Complementary acquisitions are being targeted.

•
Enterprises struggle with complex IT and telecom solutions and demand for managed services continued to grow, resulting in an increasing focus by telecommunication operators and IT companies to provide truly integrated services.

•
The customer base of TeliaSonera’s business area Integrated Enterprise Services currently comprises just below 800 enterprises, mainly in Sweden and Finland. The total market for managed services in the Nordic and Baltic countries is worth approximately SEK 200 billion, ac-cording to TeliaSonera estimates. TeliaSonera’s market share is estimated at approximately 5 percent.

SEK in millions, except margins	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	3,259	3,250	12,940
EBITDA excl. non-recurring items	58	154	360
Margin (%)	1.8	4.7	2.8
Operating income	-96	-19	-234
Operating income excl. non-recurring items	-72	87	44
CAPEX	67	73	324

Additional segment information available at www.teliasonera.com/ir

•
Net sales remained stable at SEK 3,259 million as the consolidation of Cygate from February 1, 2007, contributed SEK 115 million, offsetting price erosion in mobile and data communications and lower volumes, particularly within traditional fixed voice services in Sweden. In local currencies, sales increased 0.8 percent.

•	EBITDA, excluding non-recurring items, decreased to SEK 58 million (154) mainly due to increased sales and marketing expenses including distribution channel compensations and bad debt.

•	CAPEX was SEK 67 million and included investments in server operations, IT systems and product development.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

 Reallocated annual gross savings targets for the ongoing cost efficiency programs in Sweden and Finland

•
The restructuring measures to be implemented in Integrated Enterprise Services in Sweden during the rest of 2007 are estimated to give an annual gross savings effect of about SEK 200 million as of 2008.

•	The turnaround measures to be implemented in Integrated Enterprise Services in Finland during the rest of 2007 are estimated to give an annual gross savings effect of about SEK 150 million as of 2008.

Continued strong growth and profitability in Eurasia

The business area Eurasia comprises the majority-owned Fintur operations in Kazakhstan, Azerbaijan, Georgia and Moldova. The business area is also responsible for developing TeliaSonera’s shareholding in Russian MegaFon (44 percent) and Turkish Turkcell (37 percent). The main responsibility is to create shareholder value and to exploit penetration growth in the respective countries.

SEK in millions, except margins and operational data	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	2,065	1,870	8,508
EBITDA excl. non-recurring items	1,146	1,070	4,759
Margin (%)	55.5	57.2	55.9
Income from associated companies
Russia	773	437	2,780
Turkey	664	569	2,020
Operating income	2,274	1,827	8,527
Operating income excl. non-recurring items	2,274	1,827	8,527
CAPEX	431	468	2,699
Number of subscriptions, end of period (thousands)
Subsidiaries	7,948	6,407	7,352
Associated companies	68,461	54,588	65,169

Additional segment information available at www.teliasonera.com/ir

•	Net sales rose 10 percent to SEK 2,065 million with continued strong revenue growth in all Fintur’s markets. Net sales rose 18 percent in lo-cal currencies.

•
The number of subscriptions rose 24 percent to 7.9 million. Subscription growth during the quarter was 8 percent, or 596,000 subscriptions, nearly double the growth rate of the comparable quarter in 2006.

•	EBITDA, excluding non-recurring items, increased to SEK 1,146 million due to higher sales. The margin was negatively affected by increased marketing initiatives in Kazakhstan and Azerbaijan.

•	CAPEX decreased 8 percent to SEK 431 million mainly due to the timing of investments between the quarters.

•
MegaFon (associated company, 43.8 percent holding) in Russia succeeded well and increased its subscription base by 6.8 million to 31.1 million. During the quarter, the number of subscriptions rose by 1.3 million. MegaFon increased its market share to 20 percent by taking 41 percent of the Russian subscription growth and strengthened its position in terms of sales. In Moscow, MegaFon improved its market share to 20 percent by taking 42 percent of the local subscription growth.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
TeliaSonera’s income from Russia rose to SEK 773 million (437) lifted by continued strong sales and earnings growth at MegaFon. The increase includes a capital gain of approximately SEK 100 million from the sale of Petersburg Transit Telecom by Telecominvest. The Russian ruble depreciated against the Swedish krona which had a negative impact of SEK 28 million.

•
Turkcell (associated company, 37.3 percent holding reported with a one-quarter lag) in Turkey showed continued strong sales and earnings growth and TeliaSonera’s income from Turkcell increased to SEK 664 million (569). The Turkish lira depreciated against the Swedish krona which had a negative impact of SEK 142 million.

•	The number of subscriptions rose by 1.0 million to 31.8 million during the quarter. In Ukraine, the number of subscriptions rose by 1.0 million to 5.6 million.

•
Turkcell’s Annual General Assembly on March 23, 2007, decided that a total net cash dividend of approximately USD 400 million (SEK 2,816 million), corresponding to 65 percent of the distributable income for the financial year 2006, will be distributed to the shareholders of Turkcell. TeliaSonera’s share is approximately SEK 1,050 million.

SEK in millions	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	2,065	1,870	8,508
of which Kazakhstan	1,144	1,042	4,803
of which Azerbaijan	599	554	2,453
of which Georgia	243	205	945
of which Moldova	80	70	317

Stockholm, April 24, 2007

Anders Igel
President and CEO

Starting this year, TeliaSonera’s auditors review the third quarter interim report. Accordingly, this report has not been subject to review by the auditors.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial Information Interim Report January-June 2007 July 27, 2007 Interim Report January-September 2007 October 26, 2007 Year-end Report January-December 2007 February 13, 2008

Questions regarding content in the reports: TeliaSonera AB Investor Relations SE-106 63 Stockholm, Sweden Tel. +46 8 504 550 00 Fax +46 8 611 46 42 www.teliasonera.com/ir	Ordering of individual hard copies of the reports: Tel. +46 372 851 42 Fax +46 372 843 56 www.teliasonera.com/ir

Definitions
EBITDA: An abbreviation of “Earnings Before Interest, Tax, Depreciation and Amortization.” Equals operating income before depreciation, amortization and impairment losses and before income from associated companies.

ARPU, blended: Average monthly revenue per subscription.

Churn, blended: The number of lost subscriptions (postpaid and prepaid) expressed as a percentage of the average number of subscriptions (postpaid and prepaid).

MoU: Minutes of usage.

HSDPA: High Speed Downlink Packet Access.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Income Statements

SEK in millions, except per share data and number of shares	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Net sales	22,724	21,979	91,060
Cost of sales	-12,543	-11,629	-48,640
Gross profit	10,181	10,350	42,420
Selling, admin., and R&D expenses	-5,768	-5,373	-22,367
Other operating income and expenses, net	187	-488	-143
Income from associated companies and joint ventures	1,461	952	5,579
Operating income	6,061	5,441	25,489
Finance costs and other financial items, net	-129	101	-263
Income after financial items	5,932	5,542	25,226
Income taxes	-1,350	-1,268	-5,943
Net income	4,582	4,274	19,283
Attributable to:
Shareholders of the parent co.	3,976	3,692	16,987
Minority interests in subsidiaries	606	582	2,296

Shareholders’ basic and diluted earnings per share (SEK)	0.89	0.82	3.78
Number of shares (thousands)
Outstanding at period-end	4,490,457	4,490,457	4,490,457
Weighted average, basic and diluted	4,490,457	4,490,457	4,490,457
Number of treasury shares (thousands)
At period-end	-	184,775	-
Weighted average	-	184,775	125,546

EBITDA	7,453	7,231	31,113
EBITDA excl. non-recurring items	7,583	7,816	32,266
Depreciation, amortization and impairment losses	-2,853	-2,742	-11,203
Operating income excl. non-recurring items	6,191	6,129	26,751

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Balance Sheets

SEK in millions	Mar 31, 2007	Dec 31, 2006
Assets
Goodwill and other intangible assets	77,132	74,172
Property, plant and equipment	49,307	48,195
Investments in associates and joint ventures, deferred tax assets and other non-current assets	42,702	41,826
Total non-current assets	169,141	164,193
Inventories	1,125	997
Trade receivables, current tax assets and other receivables	21,179	20,631
Interest-bearing receivables	1,345	1,958
Cash and cash equivalents	26,095	11,603
Total current assets	49,744	35,189
Non-current assets held-for-sale	6	10
Total assets	218,891	199,392

Equity and liabilities
Shareholders’ equity	127,873	119,217
Minority interests	9,410	8,500
Total equity	137,283	127,717
Long-term borrowings	36,349	24,311
Deferred tax liabilities, other long-term provisions	15,283	14,635
Other long-term liabilities	2,451	2,382
Total non-current liabilities	54,083	41,328
Short-term borrowings	3,470	3,418
Trade payables, current tax liabilities, short-term provisions and other current liabilities	24,055	26,929
Total current liabilities	27,525	30,347
Total equity and liabilities	218,891	199,392

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Cash Flow Statements

SEK in millions	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Cash flow before change in working capital	6,558	7,450	28,034
Change in working capital	-1,662	-636	-533
Cash flow from operating activities	4,896	6,814	27,501
Intangible and tangible fixed assets acquired (cash CAPEX)	-2,367	-1,971	-10,905
Free cash flow	2,529	4,843	16,596
Cash flow from other investing activities	-186	229	-2,179
Total cash flow from investing activities	-2,553	-1,742	-13,084
Cash flow before financing activities	2,343	5,072	14,417
Cash flow from financing activities	11,995	-4,293	-19,382
Cash flow for the period	14,338	779	-4,965

Cash and cash equivalents, opening balance	11,603	16,834	16,834
Cash flow for the period	14,338	779	-4,965
Exchange rate differences	154	54	-266
Cash and cash equivalents, closing balance	26,095	17,667	11,603

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Statements of Changes in Equity

	Jan-Mar 2007			Jan-Dec 2006
SEK in millions	Shareholders’ equity	Minority interests	Total equity	Shareholders’ equity	Minority interests	Total equity
Opening balance	119,217	8,500	127,717	127,049	8,645	135,694
Business combinations	-	-	-	25	-	25
Reporting financial instruments at fair value	-4	-	-4	-25	-	-25
Hedging of foreign operations, net of tax	-20	-	-20	-	-	-
Currency translation differences	4,704	304	5,008	-8,955	-608	-9,563
Inflation adjustments	-	-	-	-147	-	-147
Net income recognized directly in equity	4,680	304	4,984	-9,102	-608	-9,710
Net income	3,976	606	4,582	16,987	2,296	19,283
Total recognized net income	8,656	910	9,566	7,885	1,688	9,573
Transactions with minority shareholders in subsidiaries	-	-	-	-	-215	-215
Dividends	-	-	-	-15,717	-1,618	-17,335
Closing balance	127,873	9,410	137,283	119,217	8,500	127,717

Basis for Preparation

General. As in the annual accounts for 2006, TeliaSonera’s consolidated financial statements as of and for the three-month period ended March 31, 2007, have been prepared in accordance with International Financial Reporting Standards (IFRS) and, given the nature of TeliaSonera’s transactions, with IFRSs as adopted by the European Union. The parent company TeliaSonera AB’s financial statements have been prepared in accordance with the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council’s standard RR 32:06 “Accounting for Legal Entities” and statements issued by its Emerging Issues Task Force. This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Segment reporting. In preparing this report, TeliaSonera has applied IFRS 8 “Operating Segments.” IFRS 8 is not yet adopted by the EU, but has been recommended for endorsement by EFRAG and ARC and formal endorsement is expected in the near future.

Consolidation by segment is based on the same principles as for the Group as a whole. Inter-segment transactions are based on commercial terms. Comparative period figures have been reclassified to reflect the new group structure effective January 1, 2007. The reclassification is based on the assumption that the new structure would have been in place during all periods presented. For the allocation of certain items, management has used estimates.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

New accounting standards (not yet adopted by the EU). A revised IAS 23 “Borrowing Costs” (effective date January 1, 2009, with earlier application permitted) was issued on March 29, 2007. The revised IAS 23 removes the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for use or sale. The revision is of no consequence to TeliaSonera, as TeliaSonera already capitalizes such borrowing costs.

For further information, see corresponding sections in the 2006 Annual Report.

Non-recurring Items

SEK in millions	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Within EBITDA	-130	-585	-1,153
Restructuring charges, synergy implementation costs, etc.: Mobility Services	-28	-154	-417
Broadband Services	-76	-325	-847
Integrated Enterprise Services	-24	-106	-279
Other operations	-2	-	383
of which TeliaSonera Holding	-2	-	478
Capital gains: Telia Finans	-	-	7
Within Depreciation, amortization and impairment losses	-	-	-13
Impairment losses, accelerated depreciation: Broadband Services	-	-	-13
Within Income from associated companies and joint ventures	-	-103	-96
Impairment losses, capital gains/losses, provisions and other: Mobility Services	-	-103	-96
Within Financial net	-	183	183
Capital gains: Elisa	-	183	183
Total	-130	-505	-1,079

Deferred Taxes

SEK in millions	Mar 31, 2007	Dec 31, 2006
Deferred tax assets	11,908	12,054
Deferred tax liabilities	-10,092	-10,121
Net deferred tax assets	1,816	1,933

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Segment and Group Operating Income

SEK in millions	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
Mobility Services	2,412	1,900	9,096
Broadband Services	1,575	1,835	7,435
Integrated Enterprise Services	-96	-19	-234
Eurasia	2,274	1,827	8,527
Other operations	-100	-108	633
Total segments	6,065	5,435	25,457
Elimination and depreciation of internal profits	-4	6	32
Group	6,061	5,441	25,489

Related Party Transactions

MegaFon. As of March 31, 2007, TeliaSonera had interest-bearing claims on its associated company OAO MegaFon of SEK 328 million.

Telefos. As of March 31, 2007, TeliaSonera had interest-bearing claims of SEK 101 million on its associated company Telefos AB. In the three-month period ended March 31, 2007, TeliaSonera purchased services and products from subsidiaries to Telefos worth SEK 569 million, mostly referring to network construction.

Svenska UMTS-nät. In the three-month period ended March 31, 2007, TeliaSonera purchased services from its 50 percent owned joint venture Svenska UMTS-n’t AB worth SEK 161 million and sold services worth SEK 54 million.

Investments

SEK in millions	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006
CAPEX	2,337	2,039	11,101
Intangible assets	203	195	1,152
Property, plant and equipment	2,134	1,844	9,949
Acquisitions and other investments	664	167	3,951
Asset retirement obligations	-	3	67
Goodwill and fair value adjustments	663	156	3,778
Shares and participations	1	8	106
Total	3,001	2,206	15,052

Net Debt

SEK in millions	Mar 31, 2007	Dec 31, 2006
Long-term and short-term borrowings	39,819	27,729
Less short-term investments, cash and bank	-26,920	-12,772
Net debt	12,899	14,957

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

 Loan Financing

In the first quarter of 2007, the underlying cash-flow generation was positive. However, debt issuance increased during the quarter ahead of the dividend payments scheduled for early May. Debt issuance focused on longer-dated maturities, including a dual-tranche Eurobond with 6 and 10 years maturity, totaling EUR 1 billion. During the quarter the average interest rate duration on the debt portfolio was extended to some 2 years.

In the second quarter of 2007, TeliaSonera will repatriate in excess of SEK 28 billion to its shareholders through dividend payments. This implies some additional financing which mainly will target the short-dated commercial paper market.

Financial Key Ratios

	Mar 31, 2007	Dec 31, 2006
Return on equity (%, rolling 12 months)	16.3	17.2
Return on capital employed (%, rolling 12 months)	18.6	19.5
Equity/assets ratio (%)	48.9	49.9
Net debt/equity ratio (%)	12.1	15.0
Shareholders’ equity per share (SEK)	28.48	26.55

Business Combinations

Cygate
On November 16, 2006, TeliaSonera announced an agreement to acquire a majority stake in Cygate Group AB. After obtaining relevant regulatory approval, TeliaSonera acquired 98.76 percent of the shares on January 26, 2007. As activities to purchase the remaining shares are in the final stage and will be concluded shortly, 100 percent of the results of the Cygate operations have been included in the consolidated financial statements as of February 1, 2007.

Cygate is a leading supplier of secure and managed IP network solutions as well as system integration in the Nordic market. The acquisition underlines TeliaSonera’s strategic direction to strengthen its position within managed services.

The transaction is a strategic acquisition that gives TeliaSonera broader competence within business solution sales, technology and project management. Cygate provides solutions within networking, security and IP telephony and services within support, maintenance and IT management. Cygate, which has strong brand recognition in the market, will operate as a separate business within TeliaSonera.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Purchase price allocation	SEK in millions
Cash purchase consideration	665
Estimated additional purchase consideration	8
Transaction related direct expenses	7
Total cost of the combination	680
Trade names	130
Customer relationships	130
Partner agreements with suppliers	180
Property, plant and equipment	10
Financial fixed assets	7
Inventories	31
Receivables and other current assets	125
Cash and cash equivalents	142
Deferred income tax liabilities	-126
Other long-term liabilities	-7
Short-term liabilities	-162
Total fair value of net assets acquired	460
Goodwill (allocated to business area Integrated Enterprise Services)	220

Cash flow effects	SEK in millions
Total cost of the combination paid in cash	672
Less acquired cash and cash equivalents	-142
Net cash outflow from the combination	530

Impact on consolidated financials, February 1-March 31, 2007	SEK in millions
Net external sales	114
Net income	-8

Pro forma effects, as if the combination had taken place at January 1, 2007 (SEK in millions, except per share data)	TeliaSonera Group	Cygate	TeliaSonera Group pro forma
Net sales	22,724	62	22,786
Net income	4,582	-2	4,580
Earnings per share (SEK)	0.89		0.89

The total cost of combination and fair values have been determined provisionally as they are based on preliminary appraisals and subject to confirmation of certain facts. Thus, the purchase price accounting is subject to refinement.

debitel Danmark
On January 31, 2007, TeliaSonera signed a share purchase agreement to acquire 100 percent of the Danish service provider debitel Danmark A/S. After obtaining relevant regulatory approval, closing took place on April 11, 2007. The acquisition includes debitel’s 50 percent share in DLG-debitel I/S, operating under the brand DLG Tele.

The total cash payment for 100 percent of debitel Danmark could be up to approximately SEK 1,325 million (EUR 143 million). At closing, TeliaSonera paid cash consideration of SEK 582 million. In addition, debitel's debt of SEK 324 million to one of the sellers was settled. The remaining payments are capped at approximately SEK 419 million (EUR 45 million) plus interest and are dependent on the development of debitel during the following six months after closing. In addition to the stand-alone valuation of debitel, the transaction is based on transferring debitel’s traffic from other mobile networks into Telia Denmark’s mobile network.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The transaction strengthens TeliaSonera’s position as number two in the Danish mobile market. At December 31, 2006, debitel and DLG Tele had approximately 300,000 mobile subscriptions. debitel will continue to operate as a service provider under a separate brand on the Danish market. There will be no major changes in the operations of the company.

debitel generated 2006 net sales of SEK 743 million. Total assets as of March 31, 2007 were SEK 346 million. Work on the purchase price allocation has started. To some extent the cost of combination will be allocated to certain identifiable intangible assets (e.g. customer relationships), but is expected to mainly be recognized as goodwill. The results of the operations will be included in the consolidated financial statements as of April 1, 2007.

Collateral Pledged and Guarantees

Collateral pledged at March 31, 2007 totaled SEK 1,425 million, mainly referring to blocked funds in bank accounts for Ipse 2000 S.p.A.’s future license payments and pledges of shares in Svenska UMTS-n’t AB. Guarantees totaled SEK 2,041 million, of which SEK 1,694 million referred to credit guarantees on behalf of Svenska UMTS-n’t. Under certain third-party agreements, the credit guarantees on behalf of Svenska UMTS-n’t are capped at SEK 2,400 million.

Contractual Obligations

Contractual obligations at March 31, 2007 totaled SEK 1,699 million, of which SEK 1,369 million referred to contracted build-out of TeliaSonera’s mobile networks in Spain and fixed networks in Sweden.

Parent Company

Net sales for the period were SEK 4,429 million (5,136), of which SEK 3,149 million (3, 747) was billed to subsidiaries. Earnings before appropriations and taxes decreased to SEK 1,786 million (2,045), mainly due to increased finance costs. Net income was SEK 1,143 million (710).

Total investments for the period amounted to SEK 1,330 million (12,616), including SEK 584 million (515) in property, plant and equipment, primarily fixed-line installations. Other investments totaled SEK 746 million (12,101), of which SEK 680 million attributable to the acquisition of Cygate.

Interim Report January-March 2007. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial Information/“Underlying” Measures of
Results of Operations

This report includes information on “underlying” measures of Telia-Sonera’s results of operations, such as “EBITDA excluding non-recurring items” and “Operating income excluding non-recurring items.” EBITDA equals operating income before depreciation, amortization and impairment losses, excluding income from associated companies. Non-recurring items include impairment losses, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these “underlying” measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

These “underlying” measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These “underlying” measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.